Exhibit 12.1

KANSAS CITY SOUTHERN

AND SUBSIDIARY COMPANIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	As of December 31st
	2003		2002	2001	2000	1999
Pretax income/(loss) from continuing operations, excluding equity in earnings of unconsolidated affilites	$(10.5)		$20.7	$6.8	$(2.0)	$12.0
Interest Expense on Indebtedness	46.4		45.0	52.8	65.8	57.4
Portion of Rents Representative of an Appropriate Interest Factor	19.1		18.3	18.9	19.4	18.0
Distributed income of equity investments	—		—	3.0	5.0	—

Income (Loss) as Adjusted	$55.0		$84.0	$81.5	$88.2	$87.4

Fixed Charges:
Interest Expense on Indebtedness	$46.4		$45.0	$52.8	$65.8	$57.4
Capitalized Interest	—		1.7	4.2	—	—
Portion of Rents Representative of an Appropriate Interest Factor	19.1		18.3	18.9	19.4	18.0
Preferred Security Dividends as defined by Item 503(d)(B) of Regulation S-K	7.7		0.4	0.4	0.4	0.4

Total Fixed Charges	$73.2		$65.4	$76.3	$85.6	$75.8

Ratio of Earnings to Fixed Charges	—	(a)	1.28	1.07	1.03	1.15

Note: Excludes amortization expense on debt discount due to immateriality

(a)	For the year ended December 31, 2003, the ratio of earnings to fixed charges was less than 1:1. The ration of earnings to fixed charges would have been 1:1 if a deficiency of $18.2 million was eliminated.